EXHIBIT 99.1

Audit Committee Pre-Approval of Non-Audit Services

On March 28, 2013, the Audit Committee of the Board of Directors of SM Energy Company approved in advance certain non-audit services to be performed by Ernst & Young LLP, SM Energy Company’s independent auditor.  These non-audit services are for corporate income tax compliance services to be performed in the third quarter of 2013.